Mail Stop 4561

January 16, 2007

Mr. Alex Lightman
Chief Executive Officer and President
Innofone.com, Incorporated
1431 Ocean Ave., Suite 1100
Santa Monica, CA 90401

> **Re:** **Innofone.com, Incorporated**
> **Item 4.02 Form 8-K**
> **Filed December 29, 2006**
> **File No. 0-31949**

Dear Mr. Lightman:

We have reviewed your response letter dated January 11, 2007 and have the following additional comment.

Form 8-K/A filed January 11, 2007

1. We have read your response to prior comment 3. Please confirm to us that you plan to address your officers' reconsideration of the effectiveness of your disclosure controls and procedures in light of the restatement and their related conclusions in your amended filings.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please call Amanda Jaffe, Staff Accountant, at (202) 551-3473.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant